Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Panamanian Supreme Court and National Lands Administration Authority (ANATI) Rule in Favour of Petaquilla

Vancouver, BC – February 12, 2013: Petaquilla Minerals Ltd. and its wholly-owned subsidiary, Petaquilla Minerals, S.A. (collectively, “Petaquilla” or the “Company”) announce that the Supreme Court of Panama has ruled in favour of Petaquilla and against Minera Panama, S.A. (“MPSA”), a subsidiary of Inmet Mining Corporation, after the latter submitted a claim of unconstitutionality before the Supreme Court.

As background, Petaquilla, in 2003, applied for and subsequently acquired mineral concession rights to five areas of the Donoso District of Panama. In 2008 and 2010, MPSA filed requests with the Department of Mineral Resources and Ministry of Commerce and Industry (“MICI”) to reject all applications for the exploration and extraction of minerals on lands subject to Petaquilla’s concession rights. In September 2012, MICI issued Resolution 2012-509 declaring MPSA’s opposition petition to be without merit. As MICI’s ruling was a final determination and not subject to appeal, MPSA launched a constitutional claim, which the Supreme Court has ruled not to accept, thus upholding the ruling of MICI. MICI has also rejected MPSA’s application for an area of 11,145 hectares for the location of its tailings facilities.

Further, on February 5, 2013, Panama’s National Lands Administration Authority (“ANATI”) upheld a resolution from October 2012 denying MPSA the use of additional public lands to develop its copper mining project. MPSA had requested that the October 2012 ruling be reconsidered, leading to ANATI’s further rejection of MPSA’s request. ANATI stated that it does not recognize the briefs filed by MPSA relating to alleged notifications of the exercise of easement rights. ANATI also reaffirmed that, pursuant to the Petaquilla Law of 1997, any disputes between Petaquilla and MPSA should be resolved via arbitration.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

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THE INFORMATION CONTAINED HEREIN.